Annual Shareholder Meeting Results:

The Funds held their joint annual meeting of shareholders on December 14, 2010. Common/Preferred shareholders voted as indicated below:

								 Withheld
					Affirmative		 Authority
Municipal II
Re-election of Paul Belica
Class II to serve until 2013 		53,889,723		 1,827,839
Election of James A. Jacobson*
Class II to serve until 2013 		    11,618		       179
Election of Alan Rappaport
Class I to serve until 2012 		54,271,846		 1,445,716

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Hans W. Kertess*, John C. Maney+ and William B. Ogden, IV, continued to serve as Trustees of the Funds.

* Preferred Shares Trustee
+ Interested Trustee